

07003656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/06   AND ENDING   12/31/06
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seligman Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Park Avenue

(No. and Street)

New York   New York   10017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katherine Shetler   (212) 850-1672

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017

(Address)   (City)   PROCESSED   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

APR 2 7 2007

THOMSON
FINANCIAL

RECEIVED
MAR 0 1 2007
SEC MAIL WASH. D.C. 202 PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Katherine Shetler_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Seligman Services, Inc._____ , as

of _December 31_____, 2006_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Treasurer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
        consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Supplemental Accountants' Report as per 17a-5.
X (p) Statement of Exemption from Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Seligman Services, Inc.

(A wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)
Statement of Financial Condition
December 31, 2006

SEC. I.D: No. 8-47717
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Seligman Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Seligman Services, Inc. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2007

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 1,062
Service fees receivable	272
Receivable from affiliates	1
Other assets	39
TOTAL ASSETS	**$ 1,374**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 26
Payable to affiliates	25
Total Liabilities	51
Stockholder's equity	1,323
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,374**

The accompanying notes are an integral part of the Statement of Financial Condition.

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Note 1 - Organization and Summary of Significant Accounting Policies:

Seligman Services, Inc. (the "Company") is a wholly-owned subsidiary of J. & W. Seligman & Co. Incorporated ("Seligman").

The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company is also registered as a broker-dealer in all of the states, territories and possessions of the United States.

The Company's business is to respond to inquiries from shareholders with respect to the investment companies managed by Seligman ("Investment Companies") and, in connection therewith, to provide shareholder liaison services to such shareholders.

The Company's cash and cash equivalents consist of shares of Seligman Cash Management Fund, Inc. (the "Cash Management Fund").

Furniture, equipment and fixtures are depreciated using an accelerated method over periods of five to seven years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments are short term in nature.

As more fully disclosed in footnote 2, the Company has various agreements with affiliated entities relating to reimbursements for administrative and compliance costs. The accompanying financial statements may not be indicative of the financial condition for the results of operations if the Company had been operated as an unaffiliated entity.

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Note 2 - Related Party Transactions:

The Company has a Sales Agreement and a related Administration, Shareholder Services and Distribution Agreement with an affiliate, Seligman Advisors, Inc. ("SAI"), the exclusive distributor for the Investment Companies. Pursuant to this Sales Agreement, SAI pays the Company, with funds obtained from the Investment Companies, service fees for providing personal service and/or maintenance of shareholder accounts.

Because SAI provides administrative and compliance support to the Company, the Company reimburses SAI for the administrative and compliance costs allocable to the Company monthly based on an expense sharing arrangement. The Company updated its expense sharing agreement effective January 1, 2006.

Cash equivalents consist of 1,062,435 shares of the Cash Management Fund having a net asset value of $1.00 per share.

Payable to affiliates represents expenses paid by Seligman on the Companies behalf. Receivable from affiliates represents reimbursement from SAI and the Investment Companies for underpayment of service fees.

Certain directors and/or officers of the Company are also directors and/or officers of Seligman, SAI and the Investment Companies.

Note 3 - Employee Benefit Plans:

All employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 34 percent after one year, 67 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

Note 4 – Income Taxes:

Seligman has elected to treat the Company as a qualified subchapter S subsidiary. The Company is included in the federal and state S Corporation income tax returns and the combined local income tax return of Seligman. No federal tax provision is required as the taxes are borne by Seligman's stockholders. The Company computes its income tax provision on a separate company basis in accordance with a tax sharing arrangement with Seligman. At December 31, 2006, the Company has an income tax payable of $19,600 due to Seligman in the accompanying Statement of Financial Condition.

Note 5 – Commitment and Contingencies:

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial position.

Note 6 - Net Capital Requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $990,197 which exceeded the minimum required net capital of $5,000 by $985,197, and the ratio of aggregate indebtedness to net capital was approximately .05 to 1.

